Exhibit 15.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 21, 2014

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$35,346	$32,132
Restricted cash	3	1,177	29,529
Accounts receivable, net	4	16,298	7,778
Prepaid expenses and other current assets	5	1,663	594

Total current assets		54,484	70,033

Vessels, net	6	1,026,153	721,391
Deposits for vessels acquisitions		7,271	—
Deferred financing costs, net		8,463	2,767
Other long term assets		94	282
Investment in affiliates	18	500	—
Loans receivable from affiliates	17	280	—
Intangible assets	7	119,405	160,479
Restricted cash		33,429	—

Total non-current assets		1,195,595	884,919

Total assets		$1,250,079	$954,952

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$3,171	$2,090
Accrued expenses	9	3,876	3,599
Deferred voyage revenue		2,997	9,112
Current portion of long-term debt	10	5,358	23,727
Amounts due to related parties	17	204	21,748

Total current liabilities		15,606	60,276

Long-term debt, net of current portion and discount	10	527,966	275,982

Total non-current liabilities		527,966	275,982

Total liabilities		543,572	336,258

Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (71,034,163 and 60,109,163 units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	12	702,478	616,604
General Partner (1,449,681 and 1,226,721 units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	12	4,029	2,090

Total partners’ capital		706,507	618,694

Total liabilities and partners’ capital		$1,250,079	$954,952

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Time charter and voyage revenues (includes related party revenue of $23,738, $7,357 and $0 for the years ended December 31, 2013, 2012 and 2011, respectively)	13,17	$198,159	$205,435	$186,953
Time charter and voyage expenses		(14,943)	(12,937)	(13,473)
Direct vessel expenses		—	(25)	(61)
Management fees (entirely through related parties transactions)	17	(36,173)	(31,689)	(26,343)
General and administrative expenses	17	(6,305)	(5,555)	(4,965)
Depreciation and amortization	6,7	(77,505)	(71,622)	(63,971)
Write-off of intangible asset	7	—	—	(3,979)
Interest expense and finance cost, net	10	(16,910)	(10,127)	(9,244)
Interest income		50	229	821
Other income	20	13,730	22,598	272
Other expense		(1,097)	(409)	(675)

Net income		$59,006	$95,898	$65,335

Earnings per unit (see note 19):

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$59,006	$95,898	$65,335
Weighted average units outstanding (basic and diluted)
Common unit holders	66,317,588	58,008,617	45,409,807
Subordinated unit holders	—	—	7,621,843
Subordinated Series A unit holders	—	—	1,000,000
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$0.84	$1.61	$1.33
Subordinated unit (basic and diluted)	$—	$—	$0.46
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
OPERATING ACTIVITIES
Net income		$59,006	$95,898	$65,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	77,505	71,622	63,971
Write-off of intangible asset	7	—	—	3,979
Amortization and write-off of deferred financing cost		4,035	787	530
Amortization of deferred dry dock costs		—	25	61
Changes in operating assets and liabilities:
Net increase in restricted cash		(2)	(3)	(2)
Increase in accounts receivable		(8,520)	(2,943)	(3,899)
(Increase)/decrease in prepaid expenses and other current assets		(1,069)	1,583	396
(Decrease)/increase in other long term assets		188	(202)	75
Increase in accounts payable		1,081	68	946
Increase in accrued expenses		277	613	1,045
Decrease in deferred voyage revenue		(6,115)	(6,038)	(6,417)
(Decrease)/increase in amounts due to related parties		(21,544)	17,671	1,444

Net cash provided by operating activities		104,842	179,081	127,464

INVESTING ACTIVITIES:
Acquisition of vessels	6	(341,193)	(46,307)	—
Acquisition of vessels from related parties		—	(42,198)	(76,220)
Deposits for acquisition of vessels		(7,271)	—	—
Acquisition of intangibles from related parties		—	(21,193)	(43,780)
Investment in affiliates		(500)	—	—
Loans receivable from affiliates		(280)	—	—
Increase in restricted cash		(98,179)	—	—
Release of restricted cash for vessel acquisitions		64,750	—	—

Net cash used in investing activities		(382,673)	(109,698)	(120,000)

FINANCING ACTIVITIES:
Cash distributions paid	19	(122,382)	(106,878)	(95,499)
Net proceeds from issuance of general partner units	12	3,167	1,472	2,052
Proceeds from issuance of common units, net of offering costs	12	148,022	68,563	86,288
Proceeds from long term debt	10	434,500	44,000	35,000
Net decrease/(increase) in restricted cash	10	28,354	(21,058)	(7,642)
Repayment of long-term debt and payment of principal	10	(201,412)	(70,340)	(30,450)
Debt issuance costs		(9,204)	(1,088)	(413)

Net cash provided by/(used in) financing activities		281,045	(85,329)	(10,664)

Increase/(decrease) in cash and cash equivalents		3,214	(15,946)	(3,200)

Cash and cash equivalents, beginning of period		32,132	48,078	51,278

Cash and cash equivalents, end of period		$35,346	$32,132	$48,078

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$13,324	$9,957	$8,131
Issuance of common units to Navios Holdings related to the acquisition of the Navios Luz and the Navios Orbiter in May 2011		$—	$—	$9,960

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated		Total
					Subordinated		Series A		Partners’
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital
	Units		Units		Units		Units
Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503

Cash distribution paid	—	(3,068)	—	(79,169)	—	(13,262)	—	—	(95,499)
Issuance of units for vessel acquisitions	10,366	204	507,916	9,960	—	—	—	—	10,164
Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	86,288	—	—	—	—	86,288
Proceeds from issuance of general partners units	93,878	1,848	—	—	—	—	—	—	1,848
Net income	—	1,307	—	60,506	—	3,522	—	—	65,335

Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639
Cash distribution paid	—	(3,690)	—	(103,188)	—	—	—	—	(106,878)
Conversion of subordinated units into common units	—	—	7,621,843	(177,969)	(7,621,843)	177,969	—	—	—
Conversion of subordinated Series A units into common units	—	—	1,000,000	6,082	—	—	(1,000,000)	(6,082)	—
Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	68,563	—	—	—	—	68,563
Proceeds from issuance of general partners units	93,878	1,472	—	—	—	—	—	—	1,472
Net income	—	2,332	—	93,566					95,898

Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	—	$—	—	$—	$618,694

Cash distribution paid	—	(4,285)	—	(118,097)	—	—	—	—	(122,382)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	10,925,000	148,022	—	—	—	—	148,022
Proceeds from issuance of general partners units (see note 12)	222,960	3,167	—	—	—	—	—	—	3,167

Net income	—	3,057	—	55,949					59,006

Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	—	$—	—	$—	$706,507

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of December 31, 2013, there were outstanding: 71,034,163 common units and 1,449,681 general partnership units. As of December 31, 2013, Navios Holdings owned a 21.6% interest in Navios Partners, which includes a 2% general partner interest.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each subsidiary.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2013	2012	2011
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/19 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/19 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	6/15 – 12/31	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	7/24 – 12/31	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	7/27 – 12/31	—

Joy Shipping Corporation	Navios Joy	Marshall Is.	9/11 – 12/31	—	—

Micaela Shipping Corporation	Navios Harmony	Marshall Is.	10/11 – 12/31	—	—

Pearl Shipping Corporation	Navios Sun	Marshall Is.	—	—	—

Velvet Shipping Corporation	Navios La Paix	Marshall Is.	—	—	—

Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	12/4 – 12/31	—	—

Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	12/4 – 12/31	—	—

Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	12/10 – 12/31	—	—

Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	12/13 – 12/31	—	—

Christal Shipping Corporation	Hyundai Busan	Marshall Is.	12/16 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	6/19 – 12/31	—	—
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	6/04 – 12/31	—	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)	Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Partners evaluates its investments with equity method, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted Cash: Restricted cash includes an amount of $346 held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $831 to guarantee a claim related to an owned vessel. As of December 31, 2013 and 2012, the restricted cash held in retention accounts was $1,177 and $29,529, respectively. Long-term restricted cash as of December 31, 2013 was $33,429 and related to amounts held in escrow, to partially finance a portion of the acquisition of vessels.

(g)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2013 and 2012 was $613 and $458, respectively.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Prior to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimate of scrap value did not materially affect the statement of income and the earnings per unit of the Company for the year ended December 31, 2013.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Management estimates the useful life of drybulk and container vessels to be 25 and 30 years, respectively, from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 36 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions.

The costs of dry docking and special surveys was included in the daily management fee of $4.65 per owned Ultra-Handymax vessel, $4.55 per owned Panamax vessel and $5.65 per owned Capesize vessel through December 31, 2013. In October 2013, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2013 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(k)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining credit facilities. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization expense and write-offs of deferred financing cost for each of the years ended December 31, 2013, 2012 and 2011 were $4,035, $787 and $530, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2013, there was no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange (losses)/gains recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2013, 2012 and 2011 were $(13), $(1) and $(4), respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“additional calls”). Obligations for additional calls are accrued annually based on announcements made by the board of Directors of each Club at the end of each policy year pertaining to collection of any additional calls for the ‘closed’ policy years. Services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.55 for each Panamax vessel, $5.65 for each Capesize vessel and $4.65 for each Ultra-Handymax vessel through December 31, 2013.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(p)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from profit-sharing are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

Management fees: Pursuant to the Management Agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel until December 31, 2013.

In October 2013, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost at occurrence.

General and administrative expenses: Pursuant to the Administrative Services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received, net of expenses, an amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract through August 2013.

As of December 31, 2013 and December 31, 2012, the deferred voyage revenue of $2,997 and $9,112, respectively, included the unamortized amount of the lump sum amount related to the Navios Hope of $0 and $4,230, respectively. As of December 31, 2013, each of the current and long-term portion of the lump sum amount for the Navios Hope was zero.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the charter period.

Inventory: Inventories, which are comprised of bunkers due to freight voyages, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

(q)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivables and accounts payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenue were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively. For the year ended December 31, 2012, Navios Partners’ customers representing 10% or more of total revenue were Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for 22.8%, 16.0% and 13.0%, respectively. For the year ended December 31, 2011, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for 22.2%, 18.5% and 13.2%, respectively, of total revenue. No other customers accounted for 10% or more of total revenue for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(r)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of the business (including reserve for Maintenance and Replacement Capital Expenditures)

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2013, 2012 and 2011, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $14,593, $18,869 and $18,569, respectively.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2013	December 31, 2012
Cash on hand and at banks	$35,079	$18,180
Short term deposits and highly liquid funds	267	13,952

Total cash and cash equivalents	$35,346	$32,132

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2013, Navios Partners held time deposits of $0 and money market funds of $267 with duration of less than three months. As of December 31, 2012, Navios Partners held time deposits of $13,129 and money market funds of $823 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash, as of December 31, 2013 and December 31, 2012, included an amount held as security in the form of a letter of guarantee related to an owned vessel in the amount of $831 and $829, respectively. In addition, at each of December 31, 2013 and December 31, 2012, restricted cash included $346 and $28,700, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. As of December 31, 2013 and December 31, 2012 the short-term restricted cash held in retention accounts was $1,177 and $29,529, respectively. Long-term restricted cash as of December 31, 2013 and December 31, 2012, was $33,429 and $0, respectively which related to amounts held in escrow, to partially finance a portion of the purchase price of vessels to be delivered in 2014.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$16,911	$8,236
Less: Provision for doubtful receivables	(613)	(458)

Accounts receivable, net	$16,298	$7,778

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2013	$(458)	$(155)	$—	$(613)
Year ended December 31, 2012	$(49)	$(409)	$—	$(458)
Year ended December 31, 2011	$(49)	$—	$—	$(49)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2013	December 31, 2012
Prepaid voyage costs	$431	$252
Inventory	1,166	—
Other	66	342

Total prepaid expenses and other current assets	$1,663	$594

Inventories, which are comprised of bunkers due to freight voyages, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

NOTE 6 – VESSELS AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2011	$764,905	$(97,692)	$667,213

Additions	88,505	(34,327)	54,178

Balance December 31, 2012	$853,410	$(132,019)	$721,391

Additions	341,193	(36,431)	304,762

Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

To date, for each of the vessels purchased from Navios Holdings, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter-out contract. Management accounted for each acquisition as an asset acquisition. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions, was allocated between the intangible assets (favorable lease term) and the vessel value.

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Post-Panamax container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for a total cash consideration of $275,000. Navios Partners allocated the total consideration to the fair value of the vessels, as these were the only assets acquired. There was no existing debt, charters or technical and commercial management agreements assumed, therefore, Navios Partners concluded that the acquisition of the Post-Panamax container vessels was an asset acquisition under ASC 805.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $17,955 in cash consideration.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, a 181,389 dwt Japanese new-build Capesize vessel, for an acquisition cost of $47,467 in cash consideration.

On July 27, 2012, Navios Partners acquired the Navios Helios from unrelated party, a 77,075 dwt Panamax vessel built in 2005, for an acquisition cost of $21,128 in cash consideration.

On July 24, 2012, Navios Partners acquired the Navios Soleil from unrelated party, a 57,337 dwt Ultra-Handymax vessel built in 2009, for an acquisition cost of $21,070 in cash consideration.

On June 15, 2012, Navios Partners acquired the Navios Buena Ventura from Navios Holdings for a purchase price of $67,500 of which $46,307 was allocated to the vessel and $21,193 allocated to the acquired time charter-out contract with favorable leases.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2013 and 2012, Navios Partners vessel deposits amounted to $7,271 and $0, respectively.

NOTE 7 – INTANGIBLE ASSETS AND UNFAVORABLE LEASE TERMS

Intangible assets and unfavorable lease terms as of December 31, 2013 and 2012 consist of the following:

	Cost	Accumulated Amortization	Net Book Value
Total favorable lease terms charter-out December 31, 2011	$227,335	$(50,754)	$176,581
Additions	21,193	(37,295)	(16,102)

Total favorable lease terms charter-out December 31, 2012	$248,528	$(88,049)	$160,479
Additions	—	(37,869)	(37,869)
Accelerated amortization	—	(3,205)	(3,205)

Total favorable lease terms charter-out December 31, 2013	$248,528	$(129,123)	$119,405

Amortization expense of favorable and unfavorable lease terms for the years ended December 31, 2013, 2012 and 2011 is presented in the following table:

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Unfavorable lease terms	$—	$—	$665
Favorable lease terms charter-out	(37,869)	(37,295)	(33,311)
Acceleration of intangible asset	(3,205)	—	—

Total	$(41,074)	$(37,295)	$(32,646)

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The aggregate amortization of the intangibles for the 12-month periods ended December 31 is estimated to be as follows:

Year	Amount
2014	$26,442
2015	21,169
2016	17,234
2017	17,526
2018	17,210
2019 and thereafter	19,824

$119,405

In relation to Navios Partners’ new suspension agreement, entered into in June 2013, the amount of $3,205 of the Navios Melodia favorable lease term that corresponded to the suspension period until April 2016 has been accounted for accelerated amortization in the statement of income under the caption of Depreciation and amortization. The remaining favorable lease term intangible will continue to be amortized once the suspension period ends in April 2016.

Intangible assets subject to amortization are amortized using the straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.7 years for favorable lease terms charter-out.

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Creditors	$1,194	$496
Brokers	1,681	1,342
Insurances	171	138
Professional and legal fees	125	114

Total accounts payable	$3,171	$2,090

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Accrued voyage expenses	$1,979	$2,410
Accrued loan interest	579	780
Accrued legal and professional fees	1,318	409

Total accrued expenses	$3,876	$3,599

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Term Loan B facility	$437,778	$—
Credit facilities	100,020	299,709

Total borrowings	$537,798	$299,709
Less: Unamortized discount	(4,474)	—
Less: current portion, net of unamortized discount	(5,358)	(23,727)

Total long-term borrowings, net of unamortized discount	$527,966	$275,982

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR + 425 basis points and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: i) prepay $101,614 of the July 2012 Credit Facility; ii) fully repay the outstanding balance of $41,225 of the August 2012 Credit Facility; iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy and $17,750 was released in October 2013 for the acquisition of the Navios Harmony; and iv) cover fees and expenses.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears an interest rate of LIBOR +425 basis points and has a five year term, with a 1.0% amortization profile and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Post-Panamax container vessels.

As of December 31, 2013, the outstanding balance of the Term Loan B facility including the add-on was $437,778, net of discount of $4,474 and it is repayable in 18 quarterly installments of $1,097, beginning in March 2014, with a final payment $418,032 in June 2018.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default.

In June 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $101,614 from the proceeds of the Term Loan B facility. The prepayment was applied in partial settlement of the next 16 installments. As of December 31, 2013, the outstanding balance was $100,020 and is repayable in 16 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $496 (five quarterly installments), $3,456 (nine quarterly installments), $2,346 (one quarterly installment) and $5,867 (one quarterly installment) with a final payment of $58,223. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1,319 was written-off from the deferred financing fees.

In June 2013, Navios Partners fully repaid the outstanding balance of $41,225 of the August 2012 Credit Facility from the proceeds of the Term Loan B facility. The refinancing of this facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

As of December 31, 2013, the total borrowings under the Navios Partners’ credit facilities were $533,324, net of original issue discount.

As of December 31, 2013, Navios Partners was in compliance with the financial covenants of its credit facilities.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility also requires compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $20,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth to $250,000. It is an event of default under the loan facilities if such covenants are not complied with.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2014	$6,373
2015	14,142
2016	20,624
2017	76,436
2018	420,223
2019 and thereafter	—

$537,798

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$35,346	$35,346	$32,132	$32,132
Restricted cash	$34,606	$34,606	$29,529	$29,529
Accounts receivable, net	$16,298	$16,298	$7,778	$7,778
Loans receivable from related parties	$780	$780	$—	$—
Accounts payable	$(3,171)	$(3,171)	$(2,090)	$(2,090)
Amounts due to related parties	$(204)	$(204)	$(21,748)	$(21,748)
Term Loan B facility	$(433,304)	$(440,514)	$—	$—
Other long-term debt	$(100,020)	$(100,020)	$(299,709)	$(299,709)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2013.

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$35,346	$35,346	$—	$—
Restricted cash	$34,606	$34,606	$—	$—
Loans receivable from related parties	$780	$780	$—	$—
Term Loan B facility(1)	$(440,514)	$—	$(440,514)	$—
Other long-term debt (1)	$(100,020)	$—	$(100,020)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 12 – ISSUANCE OF UNITS

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63,675 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $195 were approximately $60,840. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,299. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9,551. The net proceeds, including the underwriting discount, were approximately $9,126 and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $195.

On September 25, 2013, Navios Partners completed its public offering of 5,000,000 common units at $14.26 per unit and raised gross proceeds of approximately $71,300 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $179 were approximately $68,200. Pursuant to this offering, Navios Partners issued 102,041 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,455. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 750,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $10,695. The net proceeds, including the underwriting discount, were approximately $10,230 and issued 15,306 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $218.

NOTE 13 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Europe	$48,906	$29,658	$24,436
Asia	119,776	151,608	147,642
North America	21,334	15,968	7,218
Australia	8,143	8,201	7,657

Total	$198,159	$205,435	$186,953

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes, the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.

As of December 31, 2013, Navios Partners had commitments for future remaining contractual deposits for the vessels to be delivered on various dates through the first quarter of 2014. The future minimum commitments for the 12-month periods ended December 31, of Navios Partners under its charter-in contracts, net of commissions and for vessel deliveries are as follows:

Amount
2014	$42,761
2015	1,005

$43,766

NOTE 16 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions) as of December 31, 2013, is as follows:

Amount
2014	190,896
2015	161,767
2016	138,128
2017	134,662
2018	126,303
2019 and thereafter	369,381

$1,121,137

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007 (the “Management Agreement”), which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.5 daily rate per Ultra-Handymax vessel; (b) $4.4 daily rate per Panamax vessel; and (c) $5.5 daily rate per Capesize vessel for the two-year period that ended on November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013 for a daily fee: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel.

In October 2013, Navios Partners amended its existing Management Agreement the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the year ended December 31, 2013, 2012 and 2011 amounted to $36,173, $31,689 and $26,343, respectively.

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2013, 2012 and 2011 amounted to $4,366, $3,883 and $3,447, respectively.

Balance due to related parties: Included in the current liabilities as of December 31, 2013 was an amount of $204, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of other payables amounting to $204. Amounts due to related parties as of December 31, 2012 was $21,748 mainly relating to management fees and administrative expenses.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12.5 net per day for the first year and $13.5 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $4,625, $4,091 and $0, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year with two six-month extension options granted to Navios Holdings, commencing in May 2012, at a daily rate of $12 net per day plus profit sharing the first $1.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $4,401, $2,364 and $0, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2013, 2012 and 2011 the total revenue of Navios Partners from Navios Holdings amounted to $4,471, $902 and $0, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity. The term of this charter is approximately one year commencing in May 2013, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $2,848, $0 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran. The term of this charter is approximately six months commencing in June 2013, at a daily rate of $11 net per day plus profit sharing the first $2.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $2,293, $0 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope. The term of this charter is approximately one year commencing in July 2013, at a daily rate of $10 net per day. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $1,874, $0 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Kleimar N.V for the Navios Pollux. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $1,509, $0 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Kleimar N.V for the Navios Melodia. The term of this charter is approximately four months which commenced in July 2013, at a daily rate of $15 net per day. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $1,717, $0 and $0, respectively.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 18 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2013, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe (5.0% of the $10,000) was $500, under caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $280, under caption “Loan receivable from affiliates.” As of December 31, 2013, the amount undrawn from the revolving facility was $18,500, of which Navios Partners was committed to fund $925.

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units. On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of December 31, 2013, Navios Holdings held a total of 14,223,763 common units, representing a 19.6% common unit interest in Navios Partners and general partner interest of 2%.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2013, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 18 – INVESTMENT IN NAVIOS EUROPE INC.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans;

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans. The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Partners.

Navios Partners evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder;

•	while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Partners further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of December 31, 2013, the estimated maximum potential loss by Navios Partners in Navios Europe would have been $780, which represents the Company’s portion of the initial investment of $500 plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $280 and does not include the undrawn portion of the revolving loans.

For the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/ (loss).

As of December 31, 2013, the Navios Partners’ portion of the Navios Revolving Loan was $ 280.Refer to Note 17 for the terms of the Navios Revolving Loans.

NOTE 19 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 per unit per year and is made in the following manner:

•	First, 98% to all unitholders;

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was paid on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the declared distribution was $21,901.

On April 18, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2011 of $0.43 per unit. The distribution was paid on May 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on May 5, 2011. The aggregate amount of the declared distribution was $23,939.

On July 25, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2011 of $0.44 per unit. The distribution was paid on August 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 5, 2011. The aggregate amount of the declared distribution was $24,829.

On October 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2011 of $0.44 per unit. The distribution was paid on November 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on November 8, 2011. The aggregate amount of the declared distribution was $24,829.

On January 24, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2011 of $0.44 per unit. The distribution was paid on February 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on February 9, 2012. The aggregate amount of the declared distribution was $24,829.

On April 25, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2012 of $0.44 per unit. The distribution was paid on May 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on May 10, 2012. The aggregate amount of the declared distribution was $26,923.

On July 23, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2012 of $0.4425 per unit. The distribution was paid on August 13, 2012 to all holders of record of common and general partner units on August 8, 2012. The aggregate amount of the declared distribution was $27,563.

On October 18, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2012 of $0.4425 per unit. The distribution was paid on November 13, 2012 to all holders of record of common and general partner units on November 8, 2012. The aggregate amount of the declared distribution was $27,563.

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013, which included the unitholders from the common unit offering in February 2013. The aggregate amount of the declared distribution was $29,936.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2013 of $0.4425 per unit. The distribution was paid on May 14, 2013 to all holders of record of common and general partner units on May 10, 2013. The aggregate amount of the declared distribution was $29,936.

On July 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2013 of $0.4425 per unit. The distribution was paid on August 13, 2013 to all holders of record of common and general partner units on August 8, 2013. The aggregate amount of the declared distribution was $29,936.

On October 25, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2013 of $0.4425 per unit. The distribution was paid on November 13, 2013 to all holders of record of common and general partner units on November 8, 2013. The aggregate amount of the declared distribution was $32,573.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2013, 2012 and 2011.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$59,006	$95,898	$65,335
Earnings attributable to:
Common unit holders	55,949	93,566	60,506
Subordinated unit holders	—	—	3,522
Subordinated Series A unit holders	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	66,317,588	58,008,617	45,409,807
Subordinated unit holders	—	—	7,621,843
Subordinated Series A unit holders	—	—	1,000,000
Earnings per unit (basic and diluted):
Common unit holders	$0.84	$1.61	$1.33
Subordinated unit holders	—	$—	$0.46
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.82	$1.79	$1.76
Subordinated unit holders	—	$—	$1.75
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.98)	$(0.18)	$(0.43)
Subordinated unit holders	—	$—	$(1.29)

NOTE 20 – OTHER INCOME

In connection with a suspension agreement entered into in June 2013, Navios Partners received compensation of $13,333 covering hire revenues for the suspension period in a drybulk charter contract until April 2016. The suspension agreement was accounted for as a termination of an existing lease and, accordingly, the termination penalty of $13,333 was recognized in the statement of income under the caption “Other income.” As of December 31, 2013, $833 remained outstanding from the charterer and is included in Accounts Receivable. This remaining outstanding balance has been received in the first quarter of 2014.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 21 – SUBSEQUENT EVENTS

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95,150 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $320 were approximately $91,135. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,942. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14,273 and net proceeds, including the underwriting discount, of approximately $13,670 and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $291.

On January 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2013 of $0.4425 per unit. The distribution was paid on February 14, 2014 to all holders of record of common and general partner units on February 10, 2014. The aggregate amount of the declared distribution was $32,573.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for a purchase price of $15,741 paid in cash, which was held in escrow as of December 31, 2013.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a new building Ultra-Handymax vessel of 61,485 dwt, for a purchase price of $27,500 paid in cash, which was partially held in escrow as of December 31, 2013.